                                                                       EXHIBIT A

              VOCALTEC COMPLETES PRIVATE PLACEMENT OF COMMON STOCK

HERZLIA, ISRAEL, MAY 18, 2006 - VocalTec Communications Ltd. (Nasdaq:VOCL)
("VocalTec"), a leading global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, today announced the signing of an agreement pursuant to which it has agreed to issue to institutional investors an aggregate of 935,000 of its ordinary shares for an aggregate purchase price of $ 5.1 Million, or $5.5 per ordinary share. VocalTec expects to receive approximately $ 4.7 Million, net of expenses. VocalTec will issue to the investors warrants to purchase up to an aggregate of 374,000 ordinary shares at an exercise price of $7.9 per share. The warrants will become exercisable 6 months after issuance and will remain exercisable until the fifth anniversary of the date of issuance. JMP Securities LLC has acted as placement agent.

Following completion of the transaction, the shares to be issued will equal approximately 17% of the issued and outstanding share capital of VocalTec.

The transaction is expected to be completed before the end of May 2006.

"This transaction gives us the financial resources necessary to fund our working capital requirements and to continue working toward our overall strategic objectives. We are pleased that these institutional investors share our enthusiasm for the next generation VoIP equipment market," commented Yosi
Albagli, President and CEO of VocalTec.

ABOUT VOCALTEC

VocalTec Communications (Nasdaq: VOCL) is a leading global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering, access gateway and service delivery solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers including Deutsche Telekom and
Telecom Italia San Marino. Following its 2005 business combination with Tdsoft, a leading provider of VoIP gateways, VocalTec is led by a new management team comprised of respected industry veterans.

Contacts

VocalTec:

Gali Porat
Marketing Communications
Tel: +972 9 9703805
gali@vocaltec.com

KCSA:

Jeff Corbin, (212) 896-1214
jcorbin@kcsa.com
or
Lee Roth, (212) 896-1209